

Mail Stop 3030

May 27, 2016

Via E-mail
Faraj Aalaei
President and Chief Executive Officer
Aquantia Corp.
105 E. Tasman Drive
San Jose, California 95134

> **Re: Aquantia Corp.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted May 4, 2016**
> **CIK No. 0001316016**

Dear Mr. Aalaei:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

The Offering, page 8

1.   Please show us how you reconcile the disclosure in the first bullet point on page 8 with your disclosure on page F-26.

The average selling prices of our products, page 16

2.   We note your revisions in response to prior comment 7. Please tell us the magnitude of the "modest" price reductions and when those reductions will occur.

Our failure to adequately protect our intellectual property rights, page 27

3.   Please revise your disclosure added in response to prior comment 9 to clarify the extent of your patent portfolio that you may be required to license, including the extent of your business derived from those patents.

We have licensed certain intellectual property from third parties, page 28

4.   Please reconcile your disclosure in this risk factor regarding the adverse effect on your business if licensors do not continue to license their technology with your response to prior comment 18 that licenses are immaterial.

Management's Discussion and Analysis, page 51

5.   Please provide us your analysis of whether the penultimate sentence of your response to prior comment 5 reflects trends that must be discussed in your prospectus per Regulation S-K Item 303(a)(3)(ii).

Revenue, page 57

6.   Please reconcile your reference here to an increase in revenue from the enterprise market in 2015 with your response to prior comment 5 which indicates that you began generating revenue from the enterprise market in 2015.

Certain Relationships and Related Party Transactions, page 113

7.   Please tell us why the forgiveness of interest and the repayment of debt mentioned on page F-28 are not described in this section. Also tell us whether the forgiveness affected the debt with the covenant limiting forgiveness mentioned on page F-19.

Letter Agreement with GLOBALFOUNDRIES U.S. Inc., page 114

8.   Please expand your disclosure added in response to prior comment 23 to address the last three sentences of that comment.

Principal and Selling Stockholders, page 117

9.   We note your response to prior comment 25. Please disclose all natural persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by the entities mentioned in footnote 4 of the table on page 118. We note that in footnote 4 you do not identify a natural person who "shares" beneficial ownership with Mr. Chisari. Also please tell us why you do not identify the members of the management board of RUSNANO mentioned in footnote (2).

Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-7

Collaboration and Development Charge, page F-9

10.   We reference your response to our prior comment 32. Please clarify for us the underlying purpose of the collaboration arrangement and any future obligations you have or benefits you will receive with regards to the arrangement.

Exhibits

11.   Please file Annex I to exhibit 10.6 and the purchase agreement mentioned in section 3.1 of exhibit 10.13.

You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Babak Yaghmaie